December 9, 2011

VIA EDGAR

H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Mail Stop 4628

Washington, D.C. 20549-3561

Re:	Sanchez Energy Corporation
Registration Statement on Form S-1
File No. 333-176613

Dear Mr. Schwall:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Sanchez Energy Corporation (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement on Form S-1 (as amended, the “Registration Statement”) to December 13, 2011 at 2:00 p.m., Eastern time, or as soon as practicable thereafter.

The Company authorizes each of David P. Elder, Patrick J. Hurley and Shar Ahmed, all of whom are associated with its outside counsel, Akin Gump Strauss Hauer & Feld LLP, to orally modify or withdraw this request for acceleration.

The Company hereby acknowledges that:

1.	it is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

2.	comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement; and

3.	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

H. Roger Schwall

December 9, 2011

Signature Page

Very truly yours,

SANCHEZ ENERGY CORPORATION

By:	/s/ Antonio R. Sanchez, III
Antonio R. Sanchez, III President, Chief Executive Officer and Chairman of the Board of Directors

cc:	Michael G. Long, Sanchez Energy Corporation
David P. Elder, Akin Gump Strauss Hauer & Feld LLP
Robert G. Reedy, Porter Hedges LLP
Rockne Horvath, BDO USA, LLP